                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2001


                                       OR

  [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _____________ to ___________


  Commission file number 1-8344



            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                The Limited, Inc.
                           Savings and Retirement Plan


            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              Limited Brands, Inc.
                              Three Limited Parkway
                                  P O BOX 16000
                              Columbus, Ohio 43216

The Limited, Inc. Savings and Retirement Plan

Report on Audits of Financial Statements
As of and for the Years Ended December 31, 2001 and 2000
And Supplemental Schedule as of December 31, 2001
--------------------------------------------------------------------------------

                                    Contents


Report of Independent Public Accountants......................................1

Financial Statements

Statements of Net Assets Available for Benefits...............................2

Statements of Changes in Net Assets Available for Benefits....................3

Notes to Financial Statements.................................................4

Supplementary Schedule

Schedule of Assets Held at End of Year.......................................13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Limited Brands, Inc. and the
Plan Administrator of The Limited, Inc.
Savings and Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of The Limited, Inc. Savings and Retirement Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Ary & Roepcke


Columbus, Ohio
April 12, 2002

The Limited, Inc. Savings and Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

                                                                 2001                 2000
                                                            ------------         ------------
Assets
Investments                                                 $360,766,347         $406,759,271

Receivable for contributions:
     Employer                                                 29,130,885           25,234,258
     Participants                                              1,509,112            1,600,717
                                                            ------------         ------------

         Total receivable contributions                       30,639,997           26,834,975
                                                            ------------         ------------

Due from brokers                                                     585                    -
Accrued interest and dividends                                     5,874               13,863
                                                            ------------         ------------

     Total assets                                            391,412,803          433,608,109
                                                            ------------         ------------

Liabilities

Cash overdraft                                                       542                1,135
Due to brokers                                                    11,714                    -
Administrative fees payable                                      150,719              141,710
                                                            ------------         ------------

     Total liabilities                                           162,975              142,845
                                                            ------------         ------------

Net assets available for benefits                           $391,249,828         $433,465,264
                                                            ============         ============


   The accompanying notes are an integral part of these financial statements.

The Limited, Inc. Savings and Retirement Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000

                                                                            2001               2000
                                                                       ------------       ------------
Additions

Investment income:
     Net depreciation in fair value
         of investments                                                $(48,765,089)      $(74,624,579)
     Earnings from investment contracts                                   7,143,927          5,927,208
     Earnings from mutual funds                                           2,006,435         20,084,246
     Dividends                                                            1,380,804          1,424,582
     Earnings from common collective trusts                                 202,187            392,764
                                                                       ------------       ------------

         Total investment loss                                          (38,031,736)       (46,795,779)
                                                                       ------------       ------------

Contributions:
     Employer                                                            40,338,039         34,937,314
     Participant deferrals                                               16,407,043         17,145,959
     Participant rollovers                                                1,312,416          2,438,600
                                                                       ------------       ------------

         Total contributions                                             58,057,498         54,521,873
                                                                       ------------       ------------

         Total additions                                                 20,025,762          7,726,094
                                                                       ------------       ------------
Deductions

     Distributions to participants                                       42,567,528         56,984,295
     Administrative expenses                                              1,415,833          1,822,883
                                                                       ------------       ------------

         Total deductions                                                43,983,361         58,807,178
                                                                       ------------       ------------

Net decrease prior to transfers                                         (23,957,599)       (51,081,084)

Transfer of net assets available for
     benefits to plan of former affiliate                               (18,257,837)              -
                                                                       ------------       ------------

Net decrease                                                            (42,215,436)       (51,081,084)

Net assets available for benefits
     Beginning of year                                                  433,465,264        484,546,348
                                                                       ------------       ------------

     End of year                                                       $391,249,828       $433,465,264
                                                                       ============       ============



   The accompanying notes are an integral part of these financial statements.

The Limited, Inc. Savings and Retirement Plan

Notes to Financial Statements
December 31, 2001 and 2000

(1)      Description of the plan

         General

         The Limited, Inc. Savings and Retirement Plan (the "Plan") is a defined contribution plan covering certain employees of Limited Brands, Inc. (formerly "The Limited, Inc.") and its affiliates (the "Employer") who are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service. Effective January 1, 2000, employees whose base salary equals or exceeds $100,000 and have met the eligibility requirements, described above, are eligible to receive retirement contributions, but may not elect to make voluntary 401(k) contributions. Certain employees of the Employer, who are covered by a collective bargaining agreement, are not eligible to participate in the Plan.

         Effective August 16, 2001, Limited Brands, Inc. sold Lane Bryant, a subsidiary, to Charming Shoppes, Inc. Subsequent to the sale, the net assets available for benefits allocated to the former participants employed by Lane Bryant were transferred to the plan sponsored by Lane Bryant.

         Effective July 1, 2001, the Plan was amended to provide to Lane Bryant participants: 1) a non-service related retirement contribution of 4% of that portion of their compensation earned through August 16, 2001 that does not exceed $50,000 and 7% of that portion that exceeds $50,000 if participant completed 300 hours year-to-date as of August 16,2001, 2) a service related contribution of 1% of their compensation earned through August 16, 2001 for participants who completed five or more years of vesting service and 300 hours year-to-date as of August 16, 2001, and
         3) full vesting in the Employer's contributions.

         Effective January 1, 2000, the Plan was amended to among other things:
         1) change the eligibility as noted under eligibility above and under participant's voluntary contributions below, and 2) allow forfeitures to be applied to reduce Plan expenses.

         The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Limited, Inc. Savings and Retirement Plan

Notes to Financial Statements
December 31, 2001 and 2000

         Contributions

         Employer's contributions:

         The Employer may provide a non-service related retirement contribution of 4% of annual compensation up to the Social Security wage base and 7% of annual compensation thereafter and a service related retirement contribution of 1% of annual compensation for participants who have completed five or more years of vesting service as of the last day of the Plan year. Participants who complete 500 hours of service during the Plan year and are participants on the last day of the Plan year are eligible. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under
         Section 401(a)(17) of the Internal Revenue Code. The annual compensation limit for the Plan year ended December 31, 2001 was $170,000.

         The Employer may also provide a matching contribution of 100% of the participant's voluntary contributions up to 3% of the participant's total annual compensation.

         Participant's voluntary contributions:

         A participant may elect to make a voluntary tax-deferred contribution of 1% to 6% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($10,500 at December 31, 2001). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code. Effective January 1, 2000, a participant whose base salary equals or exceeds $100,000 will cease being a participant for purposes of making voluntary contributions, the first day of the Plan year following the year in which the $100,000 base salary threshold is met. Instead, such employee will become a participant in the Supplemental Retirement Plan, a non-qualified plan, for purposes of making voluntary contributions.

         Investment options

         Limited Brands, Inc. Common Stock Fund - invests primarily in common stock of Limited Brands, Inc. with up to 3% of the fund being invested in money-market instruments. The goal of the fund is capital growth and dividend income.

         Intimate Brands, Inc. Common Stock Fund - invests primarily in common stock of Intimate Brands, Inc., an 84%-owned subsidiary of Limited Brands, Inc., with up to 3% of the fund being invested in money-market instruments. The goal of the fund is capital growth and dividend income.

         SARP Stable Value Fund - invests primarily in investment contracts, stable value contracts and short-term investments. The goal of the fund is preservation of principal and income while maximizing current income.

The Limited, Inc. Savings and Retirement Plan

Notes to Financial Statements
December 31, 2001 and 2000

         Investment options (continued)

         Vanguard Institutional Index Fund - a mutual fund, investing in the 500 stocks that comprise the Standard & Poor's 500 Composite Stock Price Index (S&P 500) in proportion to their weighting in the index. The goal of the fund is long-term growth of capital and income from dividends.

         Vanguard U.S. Growth Fund - a mutual fund, investing primarily in large-capitalization stocks of seasoned U.S. companies with records of growth. The goal of the fund is long-term capital growth.

         Janus Overseas Fund - a mutual fund, investing at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. The goal of the fund is long-term capital growth.

         American Century Income & Growth Fund - a mutual fund, investing primarily in common stocks selected from a universe of the 1,500 largest companies traded in the United States. The goal of the fund is dividend growth, current income, and capital appreciation.

         AIM Balanced Fund (Class A) - a mutual fund, investing primarily in high-yielding securities, including common stocks, preferred stocks, convertible securities and bonds. The goal of the fund is high total return consistent with preservation of capital.

         AXP Selective Fund (Class Y) - a mutual fund, investing primarily in medium-to high-quality corporate bonds and other highly rated debt instruments including government securities and short-term investments. The goal of the fund is current income and preservation of capital.

         American Express Trust Long-Term Horizon (80:20) - a common collective trust, investing in a predetermined mix of growth, growth/income and income investments. The goal of the trust is to create a diversified portfolio with a moderate risk profile designed for individuals with long-term goals.

         American Express Trust Medium-Term Horizon (50:50) - a common collective trust, investing in a predetermined mix of growth, growth/income, income, and money market (cash equivalents) investments. The goal of the trust is to create a diversified portfolio with a conservative risk profile designed for individuals with medium-term goals.

         American Express Trust Short-Term Horizon (25:75) - a common collective trust, investing in a predetermined mix of growth, growth/income, income, and money market (cash equivalents) investments. The goal of the trust is to create a diversified portfolio with a conservative risk profile designed for individuals with short-term goals.

         Self-Directed Brokerage Account - allowing the participant to invest in securities not offered otherwise.

The Limited, Inc. Savings and Retirement Plan

Notes to Financial Statements
December 31, 2001 and 2000

         Frozen investment options

         The Abercrombie & Fitch Co. and Too, Inc. Stock Funds were previous investment options. Subsequent to a tax-free exchange offer on May 19, 1998, establishing Abercrombie & Fitch Co. as an independent company and the spin-off of Too, Inc. effective August 23, 1999, no additional contributions were permitted to these funds as of the respective dates.

         Vesting

         A participant is fully and immediately vested for voluntary and rollover contributions and is credited with a year of vesting service in the Employer's contributions for each Plan year that they are credited with at least 500 hours of service. A summary of vesting percentages in the Employer's contributions follows:

         Years of vested service                  Percentage
         -----------------------                  ----------
         Less than 3 years                            0%
         3 years                                     20
         4 years                                     40
         5 years                                     60
         6 years                                     80
         7 years                                    100

         Payment of benefits

         The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.

         A participant who is fully vested in his or her account and who has participated in the Plan for at least seven years may obtain an in-service withdrawal from their account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

         Amounts allocated to participants withdrawn from the Plan

         Amounts allocated, but not yet paid, to participants withdrawn from the Plan were $117,246 and $1,064,451 as of December 31, 2001 and 2000,
         respectively.

The Limited, Inc. Savings and Retirement Plan

Notes to Financial Statements
December 31, 2001 and 2000

         Forfeitures

         Forfeitures are used to reduce the Employer's required contributions, and if so elected by the Employer, to reduce administrative expenses. Forfeitures of $7,510,832 and $10,405,105 were used to reduce contributions for the years ended December 31, 2001 and 2000, respectively. Forfeitures of $363,585 and $769,952 were used to reduce administrative expenses for the years ended December 31, 2001 and 2000, respectively.

         Expenses and fees

         Expenses of the Plan are deducted from participants' accounts as follows: 1) annual participant fee of from $12 to $200 based on account balance, deducted on a quarterly basis, 2) a $10 disbursement fee for withdrawals and terminations, 3) a $3 fee for recurring installment disbursements, and 4) a $50 annual fee for a self directed brokerage account. Investments in the Limited Brands, Inc., Intimate Brands, Inc., Too, Inc., and Abercrombie & Fitch Co. stock funds are charged an administrative fee of 3 basis points through a reduction in earnings. Investments in the SARP Stable Value Fund are charged an administrative fee of 30 basis points through a reduction in earnings. The Employer pays administrative expenses incurred in excess of fees collected from participants by either direct payment or forfeitures. Expenses and fees excluding those paid directly have been reported in the financial statements as administrative expenses.

         Brokerage fees, transfer taxes and other expenses incurred in connection with the investment of the Plan's assets will be added to the cost of investments purchased or deducted from the proceeds of investments sold.

(2)      Summary of accounting policies

         Basis of presentation

         The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

         Estimates

         The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Limited, Inc. Savings and Retirement Plan

Notes to Financial Statements
December 31, 2001 and 2000

         Risks

         The plan provides for the various investment options as described in
         Note 1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

         Income recognition

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Investment valuation

         Mutual funds are stated at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year-end. Common stocks are valued as determined by quoted market prices. The common collective trusts are valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. Investment contracts are recorded at contract value (Note 4).

         Net depreciation in fair value of investments

         Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net depreciation in fair value of investments.

         Benefit payments

         Benefits are recorded when paid.

         Reclassification of prior year information

         Certain prior year information has been reclassified to conform to current year presentation.

The Limited, Inc. Savings and Retirement Plan

Notes to Financial Statements
December 31, 2001 and 2000

(3)      Investments

         The Plan's investments are held by the American Express Trust Company, trustee of the Plan. The following table presents balances at December 31, 2001 and 2000 for the Plan's current investment options. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                                       2001          2000
                                                                  ------------  ------------
         Investments at fair value as determined by:
              Quoted market price
                  Common stock:
                      Limited Brands, Inc.                        $ 57,485,589  $ 69,100,258
                      Other                                         20,499,209    16,880,923
                                                                  ------------  ------------
                                                                    77,984,798    85,981,181
                                                                  ------------  ------------

                  Mutual funds:
                      Vanguard Institutional Index Fund             80,845,380    95,254,571
                      Vanguard U.S. Growth Fund                     53,445,849    77,713,075
                      AIM Balanced Class A Fund                     23,234,958    26,356,111
                      Other                                         11,166,668     9,451,000
                                                                  ------------  ------------
                                                                   168,692,855   208,774,757
                                                                  ------------  ------------
                      Total quoted market price                    246,677,653   294,755,938

              Contract cost
                  Investment contracts                             104,878,013    93,314,059
              Estimated fair value
                  Common collective trusts                           9,210,681    18,689,274
                                                                  ------------  ------------

                           Total investments at fair value        $360,766,347  $406,759,271
                                                                  ============  ============


         The Plan's investments (including investments bought, sold, and held during the year) appreciation (depreciation) in value for the years ended December 31, 2001 and 2000, is set forth below:

                                                                       2001          2000
                                                                  ------------- ------------
         Investments at fair value as determined by:

              Quoted market price
                  Common stock                                    $ (5,548,014) $(23,366,324)
                  Mutual funds                                     (43,539,345)  (52,135,638)
                  Other                                                      -        (3,135)
                                                                  ------------  ------------
                                                                   (49,087,359)  (75,505,097)

              Estimated fair value
                  Common collective trusts                             322,270       880,518
                                                                  ------------  ------------

                      Net depreciation in fair value              $(48,765,089) $(74,624,579)
                                                                  ============  ============

The Limited, Inc. Savings and Retirement Plan

Notes to Financial Statements
December 31, 2001 and 2000

(4)      Investment contracts

         The Plan, under the SARP Stable Value Fund investment option, enters into investment contracts with insurance companies and financial institutions. The contracts are included in the financial statements at contract value, because they are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

         These contracts provide a liquidity guarantee, by financially responsible third parties, of principal and previously accrued interest which can be utilized for liquidations, transfers, or hardship withdrawals initiated by plan participants exercising their rights under the terms of the on-going Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2001 and 2000 was $109,657,811 and $85,423,308, respectively. The average yield for the investment contracts was approximately 6.95% and 7.15% for the years ended December 31, 2001 and 2000, respectively. The weighted average crediting rate for these contracts was 7.14% and 7.27% at December 31, 2001 and 2000, respectively. The crediting rate is based on an agreed upon rate with the issuer, but cannot be less than zero.

(5)      Tax status

         The Plan obtained its latest determination letter on January 30, 1995, in which the Internal Revenue Service stated that the Plan, as amended and restated January 1, 1992 was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(6)      Plan administration

         A committee comprised of members appointed by the Board of Directors of the Employer administers the Plan.

(7)      Plan termination

         Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. Limited Brands, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

(8)      Parties-in-interest

         American Express Trust Company, trustee of the Plan, its subsidiaries and affiliates maintain and manage certain of the investments of the Plan for which the Plan is charged.

The Limited, Inc. Savings and Retirement Plan

Notes to Financial Statements
December 31, 2001 and 2000

(9)      Reconciliation of financial statements to Form 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                      2001          2000
                                                                 -------------  ------------
              Net Assets Available for Benefits
                  Per the Financial Statements                    $391,249,828  $433,465,264
              Amounts Allocated to Withdrawing
                  Participants                                        (117,246)   (1,064,451)
                                                                  ------------   ------------

              Net Assets Available for Benefits
                      Per Form 5500                               $391,132,582  $432,400,813
                                                                  ============  ============

         The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

              Benefits Paid to Participants Per the Financial
                  Statements                                                    $ 42,567,528
              Amounts Allocated to Withdrawing Participants:
                  At December 31, 2001                                               117,246
                  At December 31, 2000                                            (1,064,451)
                                                                                ------------

              Benefits Paid to Participants Per Form 5500                       $ 41,620,323
                                                                                ============

         Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(10)     Subsequent events

         Effective January 1, 2002, the Plan was amended to, among other things:
         1) increase allowable tax-deferred contributions to 15%, 2) change the Employer's match to 100% of the participant's voluntary contributions up to 4% of the participant's total annual compensation, 3) reduce the non-service related retirement contribution by 1%, 4) increase the service related retirement contribution by 1% for annual compensation in excess of the social security wage base, 5) fully vest participants in the Employer's matching contribution, and 6) allow employees whose base salary equals or exceeds $100,000 to make voluntary contributions.

         On March 21, 2002, Limited Brands, Inc. completed a tax-free tender offer and merger which resulted in the acquisition of the Intimate Brands, Inc. minority interest. As a result, each share of Intimate Brands, Inc. common stock in the Plan was exchanged for 1.1 shares of Limited Brands, Inc. common stock.

The Limited, Inc. Savings and Retirement Plan

EIN 31-1048997   Plan #002
Schedule of Assets Held at End of Year
December 31, 2001

  (a)              (b)                                    (c)                   (d)             (e)
                                               Description of investment        (1)
            Identity of issue,               including maturity date, rate
           borrower, lessor, or              of interest, collateral, par                     Current
              similar party                        or maturity value            Cost           Value
        --------------------------          --------------------------------   ------     ---------------
   *    Limited Brands, Inc.                Common Stock - 3,905,271 shares                  $57,485,589

   *    Intimate Brands, Inc.               Common Stock - 663,606 shares                      9,861,186

        Too, Inc.                           Common Stock - 260,221 shares                      7,156,078

        Abercrombie & Fitch Co.             Common Stock - 77,745 shares                       2,062,575

        Applied Materials                   Common Stock - 2,821 shares                          113,122

        Cisco Systems                       Common Stock - 5,164 shares                           93,520

        General Electric                    Common Stock - 2,158 shares                           86,493

        EMC Corp.                           Common Stock - 6,422 shares                           86,312

        Texas Instruments                   Common Stock - 2,726 shares                           76,328

        JDS Uniphase Corp.                  Common Stock - 6,655 shares                           57,765

        Nasdaq Gold TR I UIT                Common Stock - 1,300 shares                           50,583

        Dell Computer Corp.                 Common Stock - 1,750 shares                           47,565

        Nokia Corp. ADR                     Common Stock - 1,351 shares                           33,140

        Microsoft Corp.                     Common Stock - 492 shares                             32,595

        Immunex Corp.                       Common Stock - 1,150 shares                           31,867

        Krispy Kreme Doughnuts              Common Stock - 661 shares                             29,216

        Cree, Inc.                          Common Stock - 930 shares                             27,398

        PMC-Sierra, Inc.                    Common Stock - 1,265 shares                           26,894

        Wal-Mart Stores                     Common Stock - 459 shares                             26,415

        Qualcomm, Inc.                      Common Stock - 522 shares                             26,361

   *    Represents a party in interest

   (1) Cost information omitted - investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

    The notes to the financial statements are an integral part of this schedule.

The Limited, Inc. Savings and Retirement Plan

EIN 31-1048997   Plan #002
Schedule of Assets Held at End of Year
December 31, 2001

  (a)              (b)                              (c)                   (d)             (e)
                                         Description of investment        (1)
            Identity of issue,         including maturity date, rate
           borrower, lessor, or        of interest, collateral, par                     Current
              similar party                  or maturity value            Cost           Value
        --------------------------    --------------------------------   ------     ---------------

          Intel Corp.                  Common Stock - 782 shares                         24,594

          Lucent Technologies          Common Stock - 3,461 shares                       21,804

          Tyco International, Ltd.     Common Stock - 351 shares                         20,674

          Oak Technology, Inc.         Common Stock - 1,333 shares                       18,329

          Oracle Systems               Common Stock - 1,216 shares                       16,793

          Sun Microsystems             Common Stock - 1,253 shares                       15,412

          Citigroup, Inc.              Common Stock - 280 shares                         14,134

          AOL Time Warner, Inc.        Common Stock - 432 shares                         13,867

          RF Micro-Devices             Common Stock - 706 shares                         13,576

          Gentex Corp.                 Common Stock - 500 shares                         13,365

          Network Appliance            Common Stock - 600 shares                         13,122

          Broadcom Corp.               Common Stock - 300 shares                         12,261

          Worldcom. Inc.               Common Stock - 840 shares                         11,827

          Compaq Computer              Common Stock - 1,175 shares                       11,468

          WebMD Corp.                  Common Stock - 1,603 shares                       11,317

          Verizon Communications       Common Stock - 237 shares                         11,248

          Home Depot                   Common Stock - 220 shares                         11,222

          Indymac Bancorp, Inc.        Common Stock - 450 shares                         10,521

   *      American Express             Common Stock - 260 shares                          9,279

          Walt Disney Co.              Common Stock - 400 shares                          8,288

          Motorola, Inc.               Common Stock - 590 shares                          8,862

          Corning, Inc.                Common Stock - 945 shares                          8,429

          Asia Satellite ADR           Common Stock - 500 shares                          8,200

  The notes to the financial statements are an integral part of this schedule.

The Limited, Inc. Savings and Retirement Plan

EIN 31-1048997   Plan #002
Schedule of Assets Held at End of Year
December 31, 2001

  (a)              (b)                              (c)                   (d)             (e)
                                         Description of investment        (1)
            Identity of issue,         including maturity date, rate
           borrower, lessor, or        of interest, collateral, par                     Current
              similar party                  or maturity value            Cost           Value
        --------------------------    --------------------------------   ------     -------------
          Sungard Data Systems         Common Stock - 270 shares                        7,811

          Xilinx, Inc.                 Common Stock - 200 shares                        7,810

          Nortel Networks Corp.        Common Stock - 1,000 shares                      7,460

          LSI Logic Corp.              Common Stock - 462 shares                        7,290

          Ballard Power Systems        Common Stock - 225 shares                        6,653

          Drugstore.com, Inc.          Common Stock - 3,400 shares                      6,630

          Cardinal Health, Inc.        Common Stock - 100 shares                        6,466

          United Technologies          Common Stock - 100 shares                        6,463

          Emulex Corp.                 Common Stock - 150 shares                        5,927

          AT&T Wireless Services       Common Stock - 399 shares                        5,734

          Qwest Comm Intl, Inc.        Common Stock - 350 shares                        4,946

          Alexion Pharmaceutical       Common Stock - 201 shares                        4,912

          Applied Micro Circuits       Common Stock - 400 shares                        4,528

          Philip Morris Co.            Common Stock - 97 shares                         4,447

          Ciena Corporation            Common Stock - 300 shares                        4,293

          Echelon Corp.                Common Stock - 300 shares                        4,248

          Jupiter Networks             Common Stock - 222 shares                        4,207

          Siebel Systems               Common Stock - 150 shares                        4,197

          Ivax                         Common Stock - 200 shares                        4,028

          People Soft                  Common Stock - 100 shares                        4,020

          Pfizer, Inc.                 Common Stock - 100 shares                        3,985

          Tanox, Inc. COM              Common Stock - 212 shares                        3,923

          Huntington Bancshare         Common Stock - 220 shares                        3,782

  The notes to the financial statements are an integral part of this schedule.

The Limited, Inc. Savings and Retirement Plan

EIN 31-1048997  Plan #002
Schedule of Assets Held at End of Year
December 31, 2001

-----------------------------------------------------------------------------------------------------------------------
  (a)                (b)                                          (c)                          (d)              (e)
                                                       Description of investment               (1)
                Identity of issue,                   including maturity date, rate
               borrower, lessor, or                   of interest, collateral, par                            Current
                  similar party                           or maturity value                   Cost             Value
          ----------------------------             -------------------------------          --------       ------------
          Fuelcell Energy Corp.                    Common Stock - 200 shares                                      3,628

          McData                                   Common Stock - 138 shares                                      3,381

          Time Warner Telecom                      Common Stock - 190 shares                                      3,361

          Buca, Inc.                               Common Stock - 200 shares                                      3,242

          Pixelworks, Inc.                         Common Stock - 200 shares                                      3,212

          Procter & Gamble                         Common Stock - 40 shares                                       3,165

          Ariba, Inc.                              Common Stock - 508 shares                                      3,129

          Caci International, Inc.                 Common Stock - 78 shares                                       3,080

          Palm, Inc.                               Common Stock - 793 shares                                      3,077

          Quantum Corp.                            Common Stock - 300 shares                                      2,955

          Atmel Corp.                              Common Stock - 400 shares                                      2,948

          Boeing Co.                               Common Stock - 75 shares                                       2,909

          Advanced Micro Dev.                      Common Stock - 180 shares                                      2,855

          Cortex Pharmaceuticals                   Common Stock - 1,000 shares                                    2,580

          Vitesse Corp.                            Common Stock - 200 shares                                      2,486

          Yahoo, Inc.                              Common Stock - 138 shares                                      2,448

          Online Power Supply                      Common Stock - 1,000 shares                                    2,430

          Metromedia Fiber Network                 Common Stock - 5,500 shares                                    2,420

          Rambus, Inc.                             Common Stock - 300 shares                                      2,397

          Coca-Cola Co.                            Common Stock - 50 shares                                       2,358

          Echostar Comm                            Common Stock - 85 shares                                       2,334

          Glogic Corp.                             Common Stock - 50 shares                                       2,226

          CMGI, Inc.                               Common Stock - 1,335 shares                                    2,176

  The notes to the financial statments are an integral part of this schedule.

The Limited, Inc. Savings and Retirement Plan

EIN 31-1048997  Plan #002
Schedule of Assets Held at End of Year
December 31, 2001

-----------------------------------------------------------------------------------------------------------------------
  (a)                (b)                                          (c)                          (d)              (e)
                                                       Description of investment               (1)
                Identity of issue,                   including maturity date, rate
               borrower, lessor, or                   of interest, collateral, par                            Current
                  similar party                           or maturity value                   Cost             Value
          -----------------------------            --------------------------------         --------       ------------
          Abercrombie & Fitch                      Common Stock - 79 shares                                       2,095

          Stem Cells, Inc.                         Common Stock - 600 shares                                      2,094

          Handspring, Inc.                         Common Stock - 300 shares                                      2,022

          Gateway, Inc.                            Common Stock - 250 shares                                      2,010

          Sanmina-Sci Corporation                  Common Stock - 100 shares                                      1,990

          General Magic, Inc.                      Common Stock - 4,916 shares                                    1,917

          Comcast Corp.                            Common Stock - 52 shares                                       1,872

          Genzyme Corp.                            Common Stock - 30 shares                                       1,795

          Wind River Systems                       Common Stock - 100 shares                                      1,791

          Sonus Networks                           Common Stock - 377 shares                                      1,741

          Bayer A G ADR                            Common Stock - 54 shares                                       1,716

          Bio Technology General Corp.             Common Stock - 200 shares                                      1,646

          Ford Motor Company                       Common Stock - 100 shares                                      1,572

          VA Software Corporation                  Common Stock - 625 shares                                      1,531

          Finisar Corp.                            Common Stock - 150 shares                                      1,526

          Micromuse, Inc.                          Common Stock - 100 shares                                      1,500

          AT&T Corp.                               Common Stock - 82 shares                                       1,479

          XM Satellite Radio                       Common Stock - 80 shares                                       1,469

          Zoran Corp.                              Common Stock - 45 shares                                       1,469

          Photon Dynamics, Inc.                    Common Stock - 32 shares                                       1,461

          Activision, Inc.                         Common Stock - 56 shares                                       1,457

          Microstrategy                            Common Stock - 375 shares                                      1,444

          America West Holdings                    Common Stock - 400 shares                                      1,400

  The notes to the financial statements are an integral part of this schedule.

The Limited, Inc. Savings and Retirement Plan

EIN 31-1048997   Plan #002
Schedule of Assets Held at End of Year
December 31, 2001

-----------------------------------------------------------------------------------------------------------------------
  (a)                (b)                                          (c)                          (d)              (e)
                                                       Description of investment               (1)
                Identity of issue,                   including maturity date, rate
               borrower, lessor, or                   of interest, collateral, par                            Current
                  similar party                           or maturity value                   Cost             Value
          -----------------------------            --------------------------------         --------       ------------
          Noven                                    Common Stock - 75 shares                                       1,331

          Frontier Oil Corp.                       Common Stock - 75 shares                                       1,248

          Hewlett Packard                          Common Stock - 57 shares                                       1,171

          Sirius Satellite Radio                   Common Stock - 100 shares                                      1,163

          Chiquita Brands                          Common Stock - 1,800 shares                                    1,152

          Foundry Networks                         Common Stock - 140 shares                                      1,141

          Verticalnet, Inc.                        Common Stock - 800 shares                                      1,120

          L-3 Communications                       Common Stock - 12 shares                                       1,080

          Brocade Communications                   Common Stock - 32 shares                                       1,060

          Extreme Networks, Inc.                   Common Stock - 82 shares                                       1,058

          Inet Technologies, Inc.                  Common Stock - 100 shares                                      1,057

          Kraft Foods, Inc.                        Common Stock - 30 shares                                       1,021

          Unify                                    Common Stock - 3,390 shares                                    1,017

          Itron, Inc.                              Common Stock - 33 shares                                       1,000

          Women First Healthcare                   Common Stock - 100 shares                                        999

          Art Technology, Inc.                     Common Stock - 275 shares                                        957

          USAir Group                              Common Stock - 150 shares                                        951

          Tengasco                                 Common Stock - 105 shares                                        869

          Global Crossing, Ltd.                    Common Stock - 1,020 shares                                      857

          Orchid Biosciences, Inc.                 Common Stock - 147 shares                                        808

          I2 Technologies                          Common Stock - 100 shares                                        790

          Avaya                                    Common Stock - 61 shares                                         741

          Enron Corp.                              Common Stock - 1,200 shares                                      720

  The notes to the financial statements are an integral part of this schedule.

The Limited, Inc. Savings and Retirement Plan

EIN 31-1048997  Plan #002
Schedule of Assets Held at End of Year
December 31, 2001

-------------------------------------------------------------------------------------------------------------------------
  (a)                (b)                                          (c)                          (d)              (e)
                                                       Description of investment               (1)
                Identity of issue,                   including maturity date, rate
               borrower, lessor, or                   of interest, collateral, par                            Current
                  similar party                           or maturity value                   Cost             Value
          -----------------------------            --------------------------------         --------       --------------
          Williams Communications                  Common Stock - 300 shares                                          705

          Barnes & Noble.com, Inc.                 Common Stock - 427 shares                                          658

          Glenayre Technologies                    Common Stock - 400 shares                                          652

          Storage Networks, Inc.                   Common Stock - 100 shares                                          618

          Koninklijke Philips Electronics          Common Stock - 21 shares                                           611

          AK Steel                                 Common Stock - 50 shares                                           569

          ADB Systems Int'l                        Common Stock - 2,087 shares                                        563

          Apex Mortgage Capital                    Common Stock - 50 shares                                           563

          Knight Trading Group, Inc.               Common Stock - 50 shares                                           551

          Sycamore Networks, Inc.                  Common Stock - 85 shares                                           456

          Koala Corp.                              Common Stock - 500 shares                                          450

          Avanex Corporation                       Common Stock - 75 shares                                           443

          Axcess, Inc.                             Common Stock - 100 shares                                          438

          Utilicorp United                         Common Stock - 17 shares                                           428

          Orbital Sciences Corp.                   Common Stock - 100 shares                                          413

          ASM Lithography                          Common Stock - 24 shares                                           409

          New Focus, Inc.                          Common Stock - 101 shares                                          385

          Redback Networks                         Common Stock - 94 shares                                           371

          McLeod, Inc.                             Common Stock - 1,000 shares                                        370

          Vasomedical, Inc.                        Common Stock - 100 shares                                          370

          Pinacle Holdings                         Common Stock - 1,000 shares                                        340

          Citrix Systems, Inc.                     Common Stock - 15 shares                                           340

          Plaintree Systems, Inc.                  Common Stock - 2,000 shares                                        330

  The notes to the financial statements are an integral part of this schedule.

The Limited, Inc. Savings and Retirement Plan

EIN 31-1048997  Plan #002
Schedule of Assets Held at End of Year
December 31, 2001

-----------------------------------------------------------------------------------------------------------------------
  (a)                (b)                                          (c)                          (d)              (e)
                                                       Description of investment               (1)
                Identity of issue,                   including maturity date, rate
               borrower, lessor, or                   of interest, collateral, par                            Current
                  similar party                           or maturity value                   Cost             Value
          -----------------------------            --------------------------------          -------       ------------
          Power-One, Inc.                          Common Stock - 31 shares                                         323

          Corvis Corp.                             Common Stock - 100 shares                                        323

          Worldcom, Inc. MCI Group                 Common Stock - 24 shares                                         305

          Eagle Wireless Intl Inc.                 Common Stock - 370 shares                                        226

          Apple Computer                           Common Stock - 10 shares                                         219

          Marvel Enterprises, Inc.                 Common Stock - 50 shares                                         190

          Kmart Corp.                              Common Stock - 32 shares                                         175

          Conexant Systems, Inc.                   Common Stock - 11 shares                                         158

          Oni Systems, Corp.                       Common Stock - 24 shares                                         150

          Internet Capital Group                   Common Stock - 100 shares                                        121

          Novell, Inc.                             Common Stock - 25 shares                                         115

          Razorfish, Inc.                          Common Stock - 459 shares                                        101

          XO Communications                        Common Stock - 1,000 shares                                       96

          Amazon Com, Inc.                         Common Stock - 8 shares                                           87

          Polaroid Corp.                           Common Stock - 1,000 shares                                       80

          Pumatech, Inc.                           Common Stock - 28 shares                                          72

          Barpoint.com, Inc.                       Common Stock - 235 shares                                         71

          Serviceware Tech, Inc.                   Common Stock - 200 shares                                         64

          Sunday Commun, Ltd. ADR                  Common Stock - 60 shares                                          61

          Xybernaut Corp.                          Common Stock - 20 shares                                          48

          Warnaco                                  Common Stock - 800 shares                                         46

          Northpoint Community Group               Common Stock - 300 shares                                         45

          Exodus Communications                    Common Stock - 1,100 shares                                       43

  The notes to the financial statements are an integral part of this schedule.

The Limited, Inc. Savings and Retirement Plan

EIN 31-1048997   Plan #002
Schedule of Assets Held at End of Year
December 31, 2001

-------------------------------------------------------------------------------------------------------------------------------
 (a)                  (b)                                          (c)                           (d)              (e)
                                                 Description of investment including             (1)
          Identity of issue, borrower,             maturity date, rate of interest,
            lessor, or similar party              collateral, par or maturity value              Cost        Current Value
      -------------------------------------    ---------------------------------------------    -------    --------------------

      Loudeye Technologies                     Common Stock - 50 shares                                                   37

      Vertical Computer Sys                    Common Stock - 2,532 shares                                                33

      Struthers, Inc.                          Common Stock - 4,000 shares                                                32

      Zimmer Holdings, Inc.                    Common Stock - 1 share                                                     31

      Pawnbroker.com, Inc.                     Common Stock - 338 shares                                                  27

      Calypte Biomedical CP                    Common Stock - 40 shares                                                    7

      Econnect                                 Common Stock - 145 shares                                                   6

      Intertek, Inc.                           Common Stock - 100 shares                                                   6

      Bradlees, Inc.                           Common Stock - 2,700 shares                                                 5

      Verado Holdings, Inc.                    Common Stock - 60 shares                                                    2

      Comporsitech, Ltd.                       Common Stock - 295 shares                                                   1

  *   American Express Trust                   Common Collective Trust - 3,363,546.050                             3,363,546
      Money Market I                           shares

  *   American Express Trust                   Common Collective Trust - 103,196.532                               2,346,999
      Horizon Long-Term (80:20)                shares

  *   American Express Trust Horizon           Common Collective Trust - 56,321.072                                1,222,562
      Medium-Term (50:50)                      shares

  *   American Express Trust Horizon           Common Collective Trust - 53,263.628                                  963,378
      Short-Term (25:75)                       shares

  *   American Express Trust Money Market      Common Collective Trust - 769,404.890                                 769,405
      II                                       shares

  *   American Express Trust Income I          Common Collective Trust - 9,402.349 shares                            544,791

The notes to the financial statements are an integral part of this schedule.

The Limited, Inc. Savings and Retirement Plan

EIN 31-1048997   Plan #002
Schedule of Assets Held at End of Year
December 31, 2001

 (a)                  (b)                                          (c)                       (d)             (e)
                                                Description of investment including          (1)
        Identity of issue, borrower,              maturity date, rate of interest,
          lessor, or similar party             collateral, par or maturity value             Cost       Current Value
      -----------------------------------    -----------------------------------------     -------    ------------------
      Vanguard Institutional Index Fund        Mutual Fund - 770,763.472 shares                               80,845,380

      Vanguard U.S. Growth Fund                Mutual Fund - 2,835,323.586 shares                             53,445,849

      AIM Balanced Fund                        Mutual Fund - 895,719.285 shares                               23,234,958

      Janus Overseas Fund                      Mutual Fund - 294,865.898 shares                                5,985,779

      American Century Income & Growth         Mutual Fund - 96,033.800 shares                                 2,626,524
      Fund

  *   American Express Selective Fund          Mutual Fund - 181,620.084 shares                                1,609,154

      Reserve Fund                             Mutual Fund - 558,170.740 shares                                  558,171

      Janus Olympus Fund                       Mutual Fund - 1,346.011 shares                                     37,486

      American Century International           Mutual Fund - 3,704.963 shares                                     29,529
      Growth Fund

      Janus Worldwide Fund                     Mutual Fund - 646.369 shares                                       28,337

      Invesco Technology Fund                  Mutual Fund - 769.115 shares                                       25,050

      Buffalo Small Cap Fund                   Mutual Fund - 1,085.689 shares                                     21,670

      Janus Mercury Fund                       Mutual Fund - 1,022.189 shares                                     21,251

      CS Warburg Pincus Emerging Growth        Mutual Fund - 750.111 shares                                       20,246
      Fund

      Turner Small Cap Value                   Mutual Fund - 1,031.890 shares                                     20,173
      Fund

      Scudder Select 500 Fund                  Mutual Fund - 1,495.250 shares                                     16,956

The notes to the financial statements are an integral part of this schedule.

The Limited, Inc. Savings and Retirement Plan

EIN 31-1048997   Plan #002
Schedule of Assets Held at End of Year
December 31, 2001

  (a)                 (b)                                          (c)                       (d)              (e)
                                                 Description of investment including         (1)
          Identity of issue, borrower,             maturity date, rate of interest,
            lessor, or similar party              collateral, par or maturity value         Cost       Current Value
      -------------------------------------    ---------------------------------------    -------    ------------------
      Strong Enterprise Fund                   Mutual Fund - 762.758 shares                                       16,887

   *  American Express S&P 500 Index Fund      Mutual Fund - 3,484.226 shares                                     15,470

      CS Capital Appreciation Fund             Mutual Fund - 696.464 shares                                       12,460

      Invesco Dynamics Fund                    Mutual Fund - 589.164 shares                                        9,385

      Dodge & Cox Stock Fund                   Mutual Fund - 65.629 shares                                         6,596

      Invesco Health Sciences Fund             Mutual Fund - 124.257 shares                                        6,292

      Artisan International Fund               Mutual Fund - 333.289 shares                                        6,119

      PBHG Large Cap 20 Fund                   Mutual Fund - 372.043 shares                                        6,061

      PBHG Small Cap Value Fund                Mutual Fund - 267.136 shares                                        5,514

      Firsthand Funds Technology Value         Mutual Fund - 133.281 shares                                        5,498
      Fund

      Pacific Century                          Mutual Fund - 20,000 shares                                         5,200

      Strong Growth 20 Fund                    Mutual Fund - 289.825 shares                                        4,272

      Janus Fund 2                             Mutual Fund - 557.292 shares                                        4,152

      Oakmark Equity and Income Fund           Mutual Fund - 219.287 shares                                        4,085

      Dodge & Cox Balanced Fund                Mutual Fund - 61.593 shares                                         4,029

      T. Rowe Price Capital Appreciation       Mutual Fund - 274.636 shares                                        4,021
      Fund

      PBHG Large Cap Value Fund                Mutual Fund - 276.609 shares                                        3,778

      Janus Global Life Sciences Fund          Mutual Fund - 179.276 shares                                        3,150

The notes to the financial statements are an integral part of this schedule.

The Limited, Inc. Savings and Retirement Plan

EIN 31-1048997   Plan #002
Schedule of Assets Held at End of Year
December 31, 2001

  (a)                     (b)                                          (c)                     (d)              (e)
                                                     Description of investment including       (1)
              Identity of issue, borrower,            maturity date, rate of interest,
                lessor, or similar party             collateral, par or maturity value         Cost        Current Value
          -------------------------------------    ---------------------------------------    -------    ------------------
          Gabelli Global Communications Fund       Mutual Fund - 223.763 shares                                       3,124

          Invesco Telecommunications Fund          Mutual Fund - 171.489 shares                                       2,850

          Turner New Enterprise Fund               Mutual Fund - 552.486 shares                                       2,718

          Invesco Leisure Fund                     Mutual Fund - 67.474 shares                                        2,540

          SSGA Real Estate Equity Fund             Mutual Fund - 245.288 shares                                       2,419

          Janus Investment Fund                    Mutual Fund - 68.472 shares                                        2,191

          Invesco Energy Fund                      Mutual Fund - 123.153 shares                                       2,139

          Dresdner RCM Global Technology Fund      Mutual Fund - 68.446 shares                                        2,073

          Strong Small Cap Value Fund              Mutual Fund - 100.529 shares                                       2,033

          Van Wagoner Technology Fund              Mutual Fund - 127.421 shares                                       2,031

          Janus Strategic Value Fund               Mutual Fund - 204.390 shares                                       1,893

          CS Global Telecom Fund                   Mutual Fund - 59.304 shares                                        1,784

          Firsthand Funds Technology Leaders       Mutual Fund - 78.170 shares                                        1,474
          Fund

   *      American Express Blue Chip               Mutual Fund - 182.727 shares                                       1,471
          Advantage Fund

          Strong Mid Cap Growth Fund               Mutual Fund - 99.480 shares                                        1,390

          Artisan Mid Cap Fund                     Mutual Fund - 49.015 shares                                        1,264

          Oak Associates Red Oak Technology        Mutual Fund - 131.096 shares                                       1,257
          Select Portfolio

The notes to the financial statements are an integral part of this schedule.

The Limited, Inc. Savings and Retirement Plan

EIN 31-1048997   Plan #002
Schedule of Assets Held at End of Year
December 31, 2001

  (a)                     (b)                                          (c)                           (d)              (e)
                                                     Description of investment including             (1)
              Identity of issue, borrower,             maturity date, rate of interest,
                lessor, or similar party              collateral, par or maturity value             Cost        Current Value
          -------------------------------------    -------------------------------------------    -------    ------------------
          Janus Orion Fund                         Mutual Fund - 192.136 shares                                            1,149

          Green Century Balanced Fund              Mutual Fund - 64.496 shares                                             1,033

          Dreyfus Founders Funds Discovery         Mutual Fund - 36.171 shares                                             1,029
          Fund

          American Century Twentieth Century       Mutual Fund - 92.238 shares                                             1,024
          Vista Fund

          American Century Twentieth Century       Mutual Fund - 94.072 shares                                             1,019
          Heritage Fund

          PBHG Technology & Communications         Mutual Fund - 55.434 shares                                               909
          Fund

          CS Global Post Venture Capital Fund      Mutual Fund - 53.267 shares                                               881

          TIAA-CREF Growth & Income Fund           Mutual Fund - 63.697 shares                                               769

          Oak Associates Pin Oak Aggressive        Mutual Fund - 23.226 shares                                               555
          Stock Portfolio

          Janus Fund                               Mutual Fund - 14.406 shares                                               354

          Protective                               Investment Contract - 5,000,000 - 7.30% due                         5,313,467
                                                   2/17/04

          GE Life                                  Investment Contract - 5,000,000 - 7.10% due                         5,132,329
                                                   11/15/04

          Travelers                                Investment Contract - 5,000,000 - 7.20% due                         5,074,843
                                                   10/15/03

          GE Life                                  Investment Contract - 3,000,000 - 7.79% due                         3,165,314
                                                   4/15/05

          Protective                               Investment Contract - 3,000,000 - 7.71% due                         3,162,992
                                                   4/15/03

The notes to the financial statements are an integral part of this schedule.

The Limited, Inc. Savings and Retirement Plan

EIN 31-1048997  Plan #002
Schedule of Assets Held at End of Year
December 31, 2001

--------------------------------------------------------------------------------------------------------------------------------
  (a)                   (b)                                         (c)                             (d)                 (e)
                                                          Description of investment                 (1)
                 Identity of issue,                       including maturity date, rate
               borrower, lessor, or                       of interest, collateral, par                                Current
                  similar party                                or maturity value                    Cost               Value
          -------------------------------          ---------------------------------------------   -------       ---------------
          Travelers                                Investment Contract - 3,000,000 - 7.80% due                         3,146,045
                                                   5/15/05

          Travelers                                Investment Contract - 3,000,000 - 7.58% due                         3,122,543
                                                   6/15/03

          Protective                               Investment Contract - 3,000,000 - 7.92% due                         3,088,355
                                                   8/15/05

          GE Life                                  Investment Contract - 2,000,000 - 7.28% due                         2,127,092
                                                   2/15/06

          Protective                               Investment Contract - 2,000,000 - 6.15% due                         2,085,497
                                                   5/15/06

          Protective                               Investment Contract - 2,000,000 - 8.24% due                         2,061,226
                                                   8/15/05

          Hartford                                 Investment Contract - 2,000,000 - 7.07% due                         2,005,248
                                                   12/14/05

          Bank of America I Contract

             Bank of America I Wrapper             Contract Wrapper - 6.95% due 12/31/50                                 (65,101)

             FNMA 1999-50 OA CMO                   Bond - 6.50% due 6/25/23                                            1,028,452

             FNMA 1993-120 HB                      Bond - 6.50% due 11/25/21                                           1,007,073

             EQCC Home Equity 99-3 A3F             Bond - 7.07% due 11/25/24                                             517,571

             FHLMC Series 1804 Class A             Bond - 6.00% due 9/15/29                                              489,292
             CMO

             DLJ Commercial Mortgage               Bond - 7.12% due 10/10/08                                             461,482
             Corp. 1999-CG3 A-1A

             Green Tree Home                       Bond - 6.82% due 9/15/28                                              434,865
             Improvement 97-D HEA7

             IMC Home Equity                       Bond - 6.40% due 4/20/26                                              360,480

  The notes to the financial statements are an integral part of this schedule.

The Limited, Inc. Savings and Retirement Plan

EIN 31-1048997  Plan #002
Schedule of Assets Held at End of Year
December 31, 2001

--------------------------------------------------------------------------------------------------------------------------------
  (a)                   (b)                                         (c)                             (d)                (e)
                                                          Description of investment                 (1)
                 Identity of issue,                       including maturity date, rate
               borrower, lessor, or                       of interest, collateral, par                                Current
                  similar party                                or maturity value                    Cost               Value
          -------------------------------          ---------------------------------------------   -------       ---------------
             DVI Receivables Corp. 1999-2          Bond - 6.83% due 6/13/03                                              101,605
             A3

             American Express Trust                Common Collective Trust - 5,061 shares                                  5,061
             Money Market I

          Bank of America II
          Contract

             Bank of America II                    Contract Wrapper - 7.05% due 12/31/50                                (347,610)
             Wrapper

             American Express Trust                Common Collective Trust - 141,032.822 shares                        9,499,689
             Bond Fund

          CDC I Contract

             CDC I Wrapper                         Contract Wrapper - 6.97% due 12/31/50                                (302,473)

             FNMA 1999-50 OA CMO                   Bond - 6.50% due 6/25/23                                            2,005,650

             FNMA 1993-120 HB                      Bond - 6.50% due 11/25/21                                           1,963,957

             EQCC Home Equity 99-3 A3F             Bond - 7.07% due 11/25/24                                           1,009,349

             FHLMC Series 1804 Class A             Bond - 6.00% due 9/15/29                                              954,200
             CMO

             DLJ Commercial Mortgage               Bond - 7.12% due 10/10/08                                             899,965
             Corp. 1999-CG3 A-1A

             Green Tree Home                       Bond - 6.82% due 9/15/28                                              848,057
             Improvement 97-D HEA7

             IMC Home Equity                       Bond - 6.40% due 4/20/26                                              702,995

             DVI Receivables Corp. 1999-2          Bond - 6.83% due 6/13/03                                              198,145
             A3

             American Express Trust                Common Collective Trust - 9,870 shares                                  9,870
             Money Market I

  The notes to the financial statements are an integral part of this schedule.

The Limited, Inc. Savings and Retirement Plan

EIN 31-1048997  Plan #002
Schedule of Assets Held at End of Year
December 31, 2001

--------------------------------------------------------------------------------------------------------------------------------
  (a)                    (b)                                        (c)                             (d)                 (e)
                                                          Description of investment                 (1)
                 Identity of issue,                       including maturity date, rate
               borrower, lessor, or                       of interest, collateral, par                                Current
                  similar party                                or maturity value                    Cost               Value
          -------------------------------          ---------------------------------------------   -------       ---------------
          CDC II Contract

             CDC II Wrapper                        Contract Wrapper - 5.24% due 12/31/50                                 (22,369)

             American Express Trust                Common Collective Trust - 62,433.828 shares                         4,205,418
             Bond Fund

          JP Morgan Chase
          Contract

             JP Morgan Chase                       Contract Wrapper - 7.47% due 12/31/50                                (909,060)
             Wrapper

             FNMA 1999-50 OA CMO                   Bond - 6.50% due 6/25/23                                            4,979,629

             FNMA 1993-120 HB                      Bond - 6.50% due 11/25/21                                           4,876,115

             EQCC Home Equity 99-3 A3F             Bond - 7.07% due 11/25/24                                           2,506,012

             FHLMC Series 1804 Class A             Bond - 6.00% due 9/15/29                                            2,369,088
             CMO

             DLJ Commercial Mortgage               Bond - 7.12% due 10/10/08                                           2,234,433
             Corp. 1999-CG3 A-1A

             Green Tree Home                       Bond - 6.82% due 9/15/28                                            2,105,557
             Improvement 97-D HEA7

             IMC Home Equity                       Bond - 6.40% due 4/20/26                                            1,745,396

             DVI Receivables Corp. 1999-2          Bond - 6.83% due 6/13/03                                              491,955
             A3

             American Express Trust                Common Collective Trust - 24,506 shares                                24,506
             Money Market I

  The notes to the financial statements are an integral part of this schedule.

The Limited, Inc. Savings and Retirement Plan

EIN 31-1048997  Plan #002
Schedule of Assets Held at End of Year
December 31, 2001

--------------------------------------------------------------------------------------------------------------------------------
  (a)                   (b)                                         (c)                             (d)                (e)
                                                          Description of investment                 (1)
                 Identity of issue,                       including maturity date, rate
               borrower, lessor, or                       of interest, collateral, par                                Current
                  similar party                                or maturity value                    Cost               Value
          -------------------------------          ---------------------------------------------   -------       ---------------
          Rabobank Contract

             Rabobank Wrapper                      Contract Wrapper - 6.10% due 12/31/50                                 (47,534)

             American Express Trust                Common Collective Trust - 649,231.748 shares                        9,402,823
             Investment Grade Bond Fund

          UBS Contract

             UBS Wrapper                           Contract Wrapper - 8.62% due 12/31/50                                (658,925)

             FNMA 1999-50 OA CMO                   Bond - 6.50% due 6/25/23                                            2,406,037

             FNMA 1993-120 HB                      Bond - 6.50% due 11/25/21                                           2,356,022

             EQCC Home Equity 99-3 A3F             Bond - 7.07% due 11/25/24                                           1,210,845

             FHLMC Series 1804 Class A             Bond - 6.00% due 9/15/29                                            1,144,686
             CMO

             DLJ Commercial Mortgage               Bond - 7.12% due 10/10/08                                           1,079,624
             Corp. 1999-CG3 A-1A

             Green Tree Home                       Bond - 6.82% due 9/15/28                                            1,017,354
             Improvement 97-D HEA7

             IMC Home Equity                       Bond - 6.40% due 4/20/26                                              843,334

             DVI Receivables Corp. 1999-2          Bond - 6.83% due 6/13/03                                              237,701
             A3

             American Express Trust                Common Collective Trust - 11,841 shares                                11,841
             Money Market I

  The notes to the financial statements are an integral part of this schedule.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2002

                                   THE LIMITED, INC. SAVINGS AND RETIREMENT PLAN


                                   /s/ V. Ann Hailey
                                   ---------------------------------------------

                                   Name:    V. Ann Hailey
                                   Title:   Executive Vice President and
                                            Chief Financial Officer

                                INDEX TO EXHIBITS

Exhibit No.                         Description
----------                          -----------
    23              Consent of Independent Public Accountants